UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35364

AMPLIFY ENERGY HOLDINGS LLC

(successor in interest to AMPLIFY ENERGY CORP.)

(Exact Name of Registrant as Specified in Its Charter)

Amplify Energy Holdings LLC

500 Dallas Street, Suite 1700

Houston, Texas 77002

(713) 490-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value of $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On August 6, 2019, pursuant to the Agreement and Plan of Merger, dated as of May 5, 2019 (the “Merger Agreement”), between Midstates Petroleum Company, Inc. (“Midstates”), Midstates Holdings, Inc., a wholly owned subsidiary of Midstates (“Merger Sub”), and Amplify Energy Corp. (the “Registrant”), Merger Sub merged with and into the Registrant, with the Registrant surviving the merger as a wholly owned subsidiary of Midstates and immediately thereafter, as part of the same transaction, the Registrant merged with and into Alpha Mike Holdings, LLC, a wholly owned subsidiary of Midstates, with Alpha Mike Holdings, LLC continuing as the surviving entity (the “Merger”), whose name after the effective time of the Merger changed to Amplify Energy Holdings LLC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Amplify Energy Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 6, 2019

AMPLIFY ENERGY HOLDINGS LLC

By:	Amplify Energy Holdings LLC

By:	/s/ Kenneth Mariani
Name:	Kenneth Mariani
Title:	President and Chief Executive Officer